UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 17, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Novartis AG

File No. 001-15024 -CF#33349

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Novartis AG submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on January 27, 2016.

Based on representations by Novartis AG that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 4.2	through January 27, 2026
Exhibit 4.3	through January 27, 2026
Exhibit 4.4	through January 27, 2026
Exhibit 4.7	through January 27, 2026
Exhibit 4.8	through January 27, 2026

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary